UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SandRidge Mississippian Trust I

(Name of Issuer)

Common Units of Beneficial Interest

(Title of Class of Securities)

80007T 101

(CUSIP Number)

Philip T. Warman

Senior Vice President and General Counsel

SandRidge Energy, Inc.

and

SandRidge Exploration and Production, LLC

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102-6406

(405) 429-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

SCHEDULE 13D

CUSIP NO.: 80007T 101

1	NAME OF REPORTING PERSONS SandRidge Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,166,063 Common Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,166,063 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,166,063 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP NO.: 80007T 101

1	NAME OF REPORTING PERSONS SandRidge Exploration and Production, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,166,063 Common Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,166,063 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,166,063 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

This Amendment No. 1 relates to the Schedule 13D that was filed on April 19, 2011 (the “Initial Schedule 13D”) by SandRidge Energy, Inc. (“SandRidge”) and SandRidge Exploration and Production, LLC, a wholly owned subsidiary of SandRidge (“SandRidge E&P”), relating to common units of beneficial interest (the “Common Units”) of SandRidge Mississippian Trust I, a Delaware statutory trust (the “Issuer”). Except as modified below, all previous statements in the Initial Schedule 13D are unchanged.

Item 2. Identity and Background

Item 2 of the Initial Schedule 13D is hereby amended and supplemented as follows:

(a) – (c) Since the date of the Initial Schedule 13D, David C. Lawler has been appointed as Executive Vice President of Operations of SandRidge and SandRidge E&P, and Thomas L. Winton retired from his position as Senior Vice President – Information Technology and Chief Information Officer.

(d) – (f) None of SandRidge, SandRidge E&P or any person listed in this Item 2 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the directors and officers listed in this Item 2 are citizens of the United States of America.

Item 5. Interest in Units of the Issuer

Item 5 of the Initial Schedule 13D is hereby amended and supplemented as follows:

(a) As of February 23, 2012, each of SandRidge and SandRidge E&P beneficially owns 2,166,063 Common Units, all of which Common Units are held directly by SandRidge E&P.

The 2,166,063 Common Units beneficially owned by SandRidge and SandRidge E&P represent 10.3% of the outstanding Common Units. The percentages set forth in this Item 5 are calculated based upon the number of Common Units outstanding as of November 9, 2011, as disclosed in the Issuer’s Form 10-Q for the quarter ended September 30, 2011.

As of February 23, 2012, Todd N. Tipton, SandRidge’s Executive Vice President—Exploration, owns 1,000 Common Units.

(b) SandRidge E&P, as the record holder of the Common Units reported herein, and SandRidge, as the sole member of SandRidge E&P, share both voting power and dispositive power with respect to all 2,166,063 Common Units reported herein.

(c) On February 21, 2012, SandRidge E&P sold 1,583,937 Common Units to Morgan Stanley & Co. LLC at a price of $33.05 per Common Unit.

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Also on February 13, 2012, Todd N. Tipton, SandRidge’s Executive Vice President—Exploration, sold 1,500 Common Units at a price of $35.4012 per Common Unit, less commissions and fees. This sale was executed on behalf of Mr. Tipton by a broker.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SandRidge Energy, Inc.

By:	/s/ Philip T. Warman
	Name:	Philip T. Warman
	Title:	Senior Vice President and General Counsel

SandRidge Exploration and Production, LLC

By:	/s/ Philip T. Warman
	Name:	Philip T. Warman
	Title:	Senior Vice President and General Counsel

Dated: February 24, 2012

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